Correspondence

NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 11, 2026

Marion Graham

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exousia Pro, Inc. Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed February 19, 2026 File No. 024-12629

Dear Ms. Graham:

This is in response to the letter of comment of the Staff dated March 5, 2026, relating to the captioned Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A of Exousia Pro, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Post Qualification Amendment No. 2 to Offering Statement on Form 1-A

Selling Shareholders, page 12

Comment No. 1: We note your disclosure that your selling shareholders “intend to sell the Remaining Selling Shareholder Offered Shares in market transactions or in negotiated private transactions at the per share offering price for all of the Offered Shares.” Please revise to clarify that the selling security holders will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

Please be advised the subject disclosure has been revised, in response to such comment, such that “fixed” has been inserted prior to “offering price” where appropriate.

Comment No. 2: Please revise the table and/or related footnotes to reflect the 11,329,431 shares being offered for resale as the “Remaining Selling Shareholder Offered Shares.”

Please be advised the subject table has been revised, in response to such comment.

General

Comment No. 3: Please include pro forma financial information pursuant to Part F/S, Section (b)(7)(iv) to reflect the transaction with L A M Y, or provide us an analysis supporting why they are not required.

Please be advised the pro forma financial information has been included in the Post-Qualification Amendment No. 3 filing.

Comment No. 4: Please disclose whether your acquisition of L A M Y will change your business operations. If so, provide additional information about your business operations and ensure that the cover page includes complete information as to your current business operations. Please refer to Part II, Item 1 and Item 7 of Form 1-A. Additionally, please include an organizational chart detailing your structure prior to the acquisition and an organizational chart reflecting your structure after the consummation of the acquisition.

As stated in the revised disclosure, the transaction with L A M Y did not alter the Company’s business. Rather, the Company believes that the transaction serves as an enhancement of its business objectives. Also, an organization graphic has been added to the disclosure.

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Please be advised that, with respect to the selling shareholder disclosure, such disclosure has been updated to reflect the most recent disclosure standards, as discussed by the Staff and the undersigned.

Please be further advised that, in light of recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

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We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Exousia Pro, Inc.